Exhibit 99.1

THIRD QUARTER REPORT FOR PERIOD ENDED 30 SEPTEMBER 2024

ASX: WDS | NYSE: WDS | LSE: WDS

Wednesday, 16 October 2024

Sangomar fuels record-breaking production

Operations

•	Record quarterly production of 53.1 MMboe (577 Mboe/day), up 20% from Q2 2024 due to ramp-up of Sangomar, increased uptime across operated assets including 99.9% LNG reliability at Pluto and increased seasonal domestic gas demand. Full-year production guidance has been narrowed to 189–195 MMboe.

•	Quarterly revenue of $3,679 million, up 21% from Q2 2024 primarily due to Sangomar cargo sales and higher average LNG prices.

•	Achieved nameplate capacity at Sangomar with gross production rates of 100,000 barrels per day.

•	Capitalised on increased gas-hub prices by selling 39% of produced LNG cargoes in the quarter on prices linked to gas hub indices.[1] Full year gas hub guidance has been increased to 33–37% of produced LNG.

Projects

•	The Scarborough Energy Project was 73% complete at the end of the quarter, with trunkline installation successfully completed in October. The project is on track for first LNG cargo in 2026.[2]
•	The Trion Project was 15% complete at the end of the quarter and is targeting first oil in 2028.

•	Completed acquisition of OCI’s Clean Ammonia Project in Beaumont, Texas for an all-cash consideration of approximately $2,350 million, with 80% paid and the remaining 20% to be paid at project completion. The project is targeting first ammonia production from 2025 and lower carbon ammonia from 2026.3

Other

•	Completed acquisition of Tellurian and its US Gulf Coast Driftwood LNG development opportunity in October. The project has been renamed Woodside Louisiana LNG.

•	Signed a sale and purchase agreement (SPA) with JERA for the supply of approximately 0.4 Mtpa LNG for 10 years.

•	Executed 66 PJ of Western Australian gas sales for delivery across 2025 and 2026.

•	Successfully completed issuance of $2 billion of senior unsecured bonds to quality debt investors in the US market, with the book peaking at almost four times oversubscribed.

Woodside CEO Meg O’Neill said:

“We would like to acknowledge the tragic death in early October of an employee of one of the construction contractors at our Clean Ammonia Project in Beaumont, Texas.

“Safety is our top priority. We are taking steps to understand the circumstances around what occurred and are working closely with local authorities, OCI and the contractor company.

“Our production for the third quarter was a record 53.1 million barrels of oil equivalent. The strong operational performance was underpinned by the accelerated ramp-up of Sangomar and exceptional performance at Pluto LNG and NWS, which recorded 99.9% and 99.2% reliability respectively.

“Our 39% exposure to LNG gas hub indices allowed us to take advantage of increased LNG spot prices in the market over the period, demonstrating the importance of maintaining a balanced and flexible portfolio.

“At Sangomar the 24-well drilling program has been completed and the project has achieved nameplate capacity of 100,000 barrels per day. Commissioning activities continue to progress as planned and start-up of gas and water injection systems is underway.

[1]	16% of total equity production in the quarter was sold on prices linked to gas hub indices.
[2]	The completion % excludes the Pluto Train 1 modifications project.
[3]

Production of lower carbon ammonia is conditional on supply of carbon abated hydrogen and ExxonMobil’s CCS facility becoming operational. See disclaimer and important notices on page 16 for information on “lower carbon ammonia”.

1	Third quarter report for period ended 30 September 2024

“The Scarborough Energy Project in Western Australia is now 73% complete and remains on target for first LNG cargo in 2026. Installation of the offshore Scarborough gas trunkline was completed in early October.

“At the end of September we completed the acquisition of OCI’s Clean Ammonia Project in Beaumont, Texas. Subsequent to quarter end, we completed the acquisition of Tellurian and its development opportunity, now named Woodside Louisiana LNG.

“The Clean Ammonia Project is expected to produce first ammonia in 2025 and at Woodside Louisiana LNG we are targeting final investment decision (FID) readiness from the first quarter of 2025. These acquisitions expand our diverse, geographically advantaged portfolio and position Woodside to execute our strategy to thrive through the energy transition and deliver long-term value to shareholders.

“Our sale and purchase agreement with JERA for the long-term supply of LNG from Woodside’s global portfolio again evidenced the value Asian customers place on our product.

“Woodside’s commitment to the domestic market was also demonstrated by the execution of gas sales of 66 petajoules (PJ) across 2025 and 2026 in Western Australia. In eastern Australia, to date we have executed sales of 63 PJ across 2025 and 2026 under an ongoing Expression of Interest process, with further sales expected to be completed in the fourth quarter.”

Comparative performance at a glance

			Q3 2024	Q2 2024	Change %	Q3 2023	Change %	YTD 2024	YTD 2023	Change %
Revenue	$	million	3,679	3,033	21%	3,259	13%	9,681	10,673	(9%)

Production[4]		MMboe	53.1	44.4	20%	47.8	11%	142.4	139.1	2%
Gas		MMscf/d	2,001	1,885	6%	2,001	—	1,939	2,000	(3%)
Liquids		Mbbl/d	226	157	44%	169	34%	180	159	13%
Total		Mboe/d	577	488	18%	520	11%	520	510	2%

Sales		MMboe	55.8	48.0	16%	53.3	5%	149.7	152.1	(2%)
Gas		MMscf/d	2,154	2,103	2%	2,341	(8%)	2,075	2,292	(9%)
Liquids		Mbbl/d	228	159	43%	169	35%	182	155	17%
Total		Mboe/d	606	528	15%	579	5%	546	557	(2%)

Average realised price	$	/boe	65	62	5%	60	8%	63	69	(9%)

Capital expenditure[5]	$	million	3,033	1,233	146%	1,360	123%	5,445	4,135	32%
Capex excl. acquisitions	$	million	1,133	1,233	(8%)	1,360	(17%)	3,545	4,135	(14%)
Acquisitions[6]	$	million	1,900	—	100%	—	100%	1,900	—	100%

Operations

Pluto LNG

•	Achieved outstanding quarterly LNG reliability of 99.9%.

North West Shelf (NWS) Project

•	Achieved outstanding quarterly LNG reliability of 99.2%.

•	Successfully completed planned maintenance offshore at North Rankin Complex and an onshore LNG train at Karratha Gas Plant (KGP), and production has recommenced as planned.

[4]

Q3 2024 includes 0.28 MMboe, Q2 2024 includes 0.30 MMboe and Q3 2023 includes 0.26 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

[5]	Includes capital additions on property plant and equipment, exploration and evaluation capitalised, other corporate spend and investment expenditure on Beaumont Clean Ammonia Project.
[6]	Acquisition of OCI’s Clean Ammonia Project in Beaumont, Texas.

2	Third quarter report for period ended 30 September 2024

•	Continued to pursue opportunities for third party onshore gas processing following announcement of the Western Australian Government’s updated policy allowing onshore gas exports.

•	Took FID on the Low-Low Pressure Operation Project at Goodwyn Alpha, aimed at increasing NWS production from the Goodwyn area reservoirs. This project is targeted for start-up in Q2 2027.

•	Planning to bring one LNG train offline for retirement in the fourth quarter of 2024.

Bass Strait

•

Safely completed the Kipper Compression Project, adding compression facilities on the West Tuna Platform, increasing production potential of existing well stock and enabling development of additional Kipper reserves.

•	Continued optimisation of facilities through the Gippsland Asset Streamlining project with closure of the Cobia Platform in September 2024.

•	Ethane power generation project successfully started up in September.

Sangomar

•	Achieved nameplate capacity of 100,000 barrels per day in July 2024.

•	Continued to receive strong interest in Sangomar crude from buyers in Europe and Asia.

•	The final Phase 1 well was drilled and completed in the period. The Sangomar drilling campaign is now complete marking the successful drilling and completion of 24 development wells.

•	Start-up of gas and water injection systems has commenced and commissioning activities are expected to continue through 2024.

Gulf of Mexico

•	Completed a planned shutdown on Shenzi in July 2024 which included integrity inspections and control system improvements.

•	Completed a planned three-well intervention campaign on Mad Dog A-Spar.

•	In September, Hurricanes Francine and Helene caused deferrals at our operated and non-operated GOM facilities, largely due to availability of third-party infrastructure and planned facility ramp down.

Marketing and Trading

•

Signed a long-term LNG SPA with JERA to supply approximately 0.4 million tonnes (six cargoes) of LNG per year over 10 years on a delivered basis, commencing in April 2026. LNG delivered under the SPA will be sourced from volumes across Woodside’s global portfolio.

•	Sold 39% of produced LNG at prices linked to gas hub indices in the quarter (36% year to date).[7] Full year gas hub guidance has been increased to 33–37% of produced LNG.

•

Executed 66 PJ of Western Australian gas sales for delivery across 2025 and 2026. Woodside continues to engage with the Western Australian domestic market on additional supply requirements for 2025, 2026 and 2027.

•

Woodside continued its eastern Australian Expression of Interest (EOI) process with executed sales to date already of 63 PJ across 2025 and 2026. The remaining sales under the EOI process are expected to be completed in Q4 2024.

Projects

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 project was 73% complete at the end of the quarter.

•	41 of 51 Pluto Train 2 modules have been delivered to site, with 39 modules set in position at the end of the quarter.

•

Fabrication of the floating production unit (FPU) hull and topsides progressed, with installation of piping, electrical, and instrumentation packages continuing on the topsides and the hull entering its second dry dock in preparation for FPU integration activities in 2025.

[7]	16% of total equity production in the quarter was sold on prices linked to gas hub indices (16% of total equity production year to date).

3	Third quarter report for period ended 30 September 2024

•	Trunkline installation was completed subsequent to the quarter.

•	The drilling program continued with batch drilling of the development wells ongoing.

•	First steel was cut at the module yard on the Pluto Train 1 modifications project and site preparation works at the Pluto LNG facility commenced.

•	First LNG cargo is targeted for 2026.

Trion

•	The Trion project was 15% complete at the end of the quarter.

•	Awarded contracts for the floating, storage and offloading vessel (FSO) bare boat charter, aviation services, and fibre optic trunkline installation.

•	Procurement activities continued, including delivery of long lead items to subsea equipment manufacturers.

•	Completed the FPU hull 90% model review and initiated FPU pre-construction activities.

Woodside Louisiana LNG (Driftwood LNG)

•	Subsequent to the quarter, completed acquisition of Tellurian and its US Gulf Coast Driftwood LNG development opportunity in Calcasieu Parish, Louisiana.

•	Woodside acquired all issued and outstanding Tellurian common stock for approximately $900 million cash, or $1.00 per share. The implied enterprise value was approximately $1,200 million.[8]

•	Woodside has renamed the Driftwood LNG development opportunity Woodside Louisiana LNG.

•	Woodside is targeting FID readiness from the first quarter of 2025.

Decommissioning

•

The Griffin, Stybarrow and Enfield decommissioning campaign continued with ~54 km of flexible flowlines and umbilicals recovered in the quarter, and completion of wellhead severance activities at Enfield.

•	The well plug and abandonment campaign at the Stybarrow field is 40% complete, with 4 wells plugged and abandoned to date.

•	At Mad Dog in US Gulf of Mexico, operator (BP) completed plug and abandonment of well 869-1.

Exploration and development

Calypso

•	Pre-front-end engineering design (FEED) engineering studies continued to mature the technical definition and cost estimate for the deepwater infield host.

•	Fiscal and marketing negotiations continued with various counterparties to assess the commercial options to monetise the Calypso resource.

Browse

•	Additional information was provided to the WA Environmental Protection Authority to support the final phase of assessment of the Browse to North West Shelf Project environmental referral.

•	Engineering studies on Browse to North West Shelf Project continue to optimise the upstream development concept and improve project cost and schedule certainty.

Sunrise

•	The Sunrise Joint Venture participants continued negotiations with the Australian and Timor-Leste Governments to progress a new Production Sharing Contract, Petroleum Mining Code and fiscal regime.

[8]

Includes $50 million for Tellurian’s Series C Convertible Preferred equity shares, ~$65 million of net debt, ~$20 million net working capital adjustment, ~$50 million for management and debt change of control costs and ~$135m of interim funding from signing to close. Does not include management construction incentive payment awards. The accounting treatment of the purchase price will be included in Woodside’s 2024 Annual Report and will include share purchase consideration, interim funding and other items.

4	Third quarter report for period ended 30 September 2024

•	The concept study for the potential development of Greater Sunrise is expected to conclude in Q4 2024.

Exploration

•	In Congo, the Niamou Marine-1 (non-operated) well reached total depth in September 2024. The well did not encounter hydrocarbons.

•

In September 2024, Woodside was granted Exploration Permit WA-554-P in the Barrow sub-Basin, Western Australia. WA-554-P comprises a total area of 943 km2. Woodside holds a 100% working interest in the permit.

•	Subsequent to the period, Woodside acquired a 40% non-operated stake in ENI’s Tiba Block in the Nile Delta, Egypt.

New energy and carbon solutions

Beaumont Clean Ammonia Project

•	Completed OCI Clean Ammonia acquisition, comprising 100% of OCI Clean Ammonia Holding B.V., which holds its lower carbon ammonia project in Beaumont, Texas.

•

The acquisition was for an all-cash consideration of approximately $2,350 million, inclusive of capital expenditure through completion of phase 1 of the project. OCI is continuing to manage the construction of the project under the Construction Management Agreement.

•	Woodside is targeting first ammonia production from 2025 and lower carbon ammonia from 2026 following commencement of CCS operations.[9]

H2OK

•	Secured non-binding offtake term sheets with several customers and continued to advance pricing and volume discussions with additional offtakers.

•	Woodside continues to await final guidance for the 45V Clean Hydrogen Production Tax Credit.

Woodside Solar

•	Woodside continued working with the Western Australian Government to progress its process to develop common user transmission infrastructure required to support the proposed Woodside Solar project.

Carbon capture and storage (CCS) opportunities

•	Woodside was awarded two greenhouse gas assessment permits to progress CCS evaluation work:

•	G-18-AP, offshore Onslow, Western Australia, as part of a joint venture with Chevron Australia New Ventures Pty Ltd; and

•	G-19-AP, off the coast of Victoria, as part of the Gippsland Basin Joint Venture (GBJV).

Corporate activities

London Stock Exchange listing

•	Subsequent to the period, Woodside announced it will delist from the London Stock Exchange (LSE). The last day of trading of Woodside shares on the LSE will be 19 November 2024.

Funding

•	Woodside successfully raised $2 billion in the US market through a multi-tranche SEC registered bond in September 2024, comprising a $1.25 billion 10-year bond and a $0.75 billion 30-year bond.

•	Woodside converted and upsized an existing $800 million revolving facility to a new $1.2 billion 7-year syndicated term loan primarily from Asian and European banks.

[9]

Production of lower carbon ammonia is conditional on supply of carbon abated hydrogen and ExxonMobil’s CCS facility becoming operational. See disclaimer and important notices on page 18 for information on “lower carbon ammonia”.

5	Third quarter report for period ended 30 September 2024

Hedging

•	Woodside hedged approximately 29.3 MMboe of 2024 oil production at an average price of approximately $75.6 per barrel, with approximately 72% delivered as of 30 September 2024.

•

As at 30 September, Woodside had hedged approximately 18.6 MMboe of 2025 production. An additional 11.4 MMboe was subsequently added with the total for 2025 now 30 MMboe at an average price of approximately $78.75.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub (HH) and Title Transfer Facility (TTF) commodity swaps. Approximately 88% of volumes for the remainder of 2024, 83% of 2025 and 25% of 2026 volumes have been hedged.

•

The year-to-date realised value of all hedged positions for as of 30 September 2024 is a pre-tax expense of approximately $70 million, with $195 million related to oil price hedges offset by $88 million profit related to Corpus Christi hedges and $37 million related to other hedge positions. Hedging losses will be included in “other expenses” in the full-year financial statements.

Climate and sustainability

•

Woodside released its 2023 Reconciliation Action Plan 2021-2025 (RAP) Report. The report reflects Woodside’s progress against the four pillars outlined in the RAP including Respect for Culture and Heritage, Capability and Capacity, Economic Participation, and Stronger Communities.

•

Subsequent to the period Woodside signed a memorandum of understanding (MOU) with the Japan Organisation for Metals and Energy Security (JOGMEC) regarding collaboration on methane emissions management.

Upcoming events 2024 - 2025

November 2024	6-7	Australia investor site visit
January 2025	22	Q4 2024 Report

2024 full-year guidance

		Prior	Current
Production	MMboe	185 – 195 (505 – 533 Mboe/day)	189 – 195 (516 – 533 Mboe/day)
Capital expenditure[10]	$ billion	5.0 – 5.5	4.8 – 5.2
Gas hub exposure[11]	% of produced LNG	26 – 33	33 – 37

[10]

Capital expenditure includes the following participating interests; Sangomar (82%); Scarborough (90% following completion of the transaction with LNG Japan in March 2024 and 74.9% following completion of the transaction with JERA, expected in the second half of 2024), Pluto Train 2 (51%) and Trion (60%). Trion capital expenditure includes Pemex carry. This guidance assumes no change to these participating interests in 2024. This excludes the impact of any future asset sell-downs, acquisitions or other changes in equity.

[11]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH.

6	Third quarter report for period ended 30 September 2024

Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd.
ACN 004 898 962
Marcela Louzada	Christine Forster	Mia Yellagonga
M: +61 456 994 243	M: +61 484 112 469	11 Mount Street
E: investor@woodside.com	E: christine.forster@woodside.com	Perth WA 6000
Australia
T +61 8 9348 4000
www.woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

7	Third quarter report for period ended 30 September 2024

Production summary

		Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Gas	MMscf/d	2,001	1,885	2,001	1,939	2,000
Liquids	Mbbl/d	226	157	169	180	159

Total	Mboe/d	577	488	520	520	510

		Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
AUSTRALIA
LNG
North West Shelf	Mboe	7,029	7,088	6,590	22,309	25,009
Pluto[12]	Mboe	12,007	11,726	12,261	35,487	33,180
Wheatstone	Mboe	2,565	1,959	2,610	6,881	7,654

Total	Mboe	21,601	20,773	21,461	64,677	65,843

Pipeline gas
Bass Strait	Mboe	4,069	3,410	4,591	9,838	11,894
Other[13]	Mboe	4,016	3,848	3,472	11,142	9,589

Total	Mboe	8,085	7,258	8,063	20,980	21,483

Crude oil and condensate
North West Shelf	Mbbl	1,265	1,260	1,278	3,937	4,508
Pluto[12]	Mbbl	966	933	976	2,830	2,636
Wheatstone	Mbbl	474	380	477	1,316	1,310
Bass Strait	Mbbl	701	503	982	1,696	2,663
Macedon & Pyrenees	Mbbl	633	107	688	849	2,078
Ngujima-Yin	Mbbl	1,231	974	1,140	3,091	2,009
Okha	Mbbl	615	491	608	1,572	1,460

Total	Mboe	5,885	4,648	6,149	15,291	16,664

NGL
North West Shelf	Mbbl	288	279	276	857	907
Pluto[12]	Mbbl	55	59	53	168	148
Bass Strait	Mbbl	1,152	941	1,380	2,925	3,294

Total	Mboe	1,495	1,279	1,709	3,950	4,349

Total Australia[14]	Mboe	37,066	33,958	37,382	104,898	108,339

	Mboe/d	403	373	406	383	397

[12]

Q3 2024 includes 1.89 MMboe of LNG, 0.08 MMboe of condensate and 0.05 MMboe of NGL, Q2 2024 includes 2.18 MMboe of LNG, 0.10 MMboe of condensate and 0.06 MMboe of NGL and Q3 2023 includes 2.07 MMboe of LNG and 0.08 MMboe of condensate and 0.05 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[13]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[14]

Q3 2024 includes 0.28 MMboe, Q2 2024 includes 0.30 MMboe and Q3 2023 includes 0.26 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

8	Third quarter report for period ended 30 September 2024

		Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	327	324	350	1,011	1,029
Trinidad & Tobago	Mboe	2,289	1,736	2,413	6,528	7,372
Other[15]	Mboe	—	—	17	—	47

Total	Mboe	2,616	2,060	2,780	7,539	8,448

Crude oil and condensate
Atlantis	Mbbl	2,351	2,019	2,714	6,811	8,202
Mad Dog	Mbbl	2,363	2,944	2,188	8,072	4,754
Shenzi	Mbbl	2,047	2,333	2,158	6,785	7,353
Trinidad & Tobago	Mbbl	143	94	201	363	792
Sangomar	Mbbl	5,902	540	—	6,442	—
Other[15]	Mbbl	81	81	36	243	156

Total	Mboe	12,887	8,011	7,297	28,716	21,257

NGL
Gulf of Mexico	Mbbl	515	355	362	1,263	1,043
Other[15]	Mbbl	—	—	10	—	27

Total	Mboe	515	355	372	1,263	1,070

Total International	Mboe	16,018	10,426	10,449	37,518	30,775

	Mboe/d	174	115	114	137	113

Total production	Mboe	53,084	44,384	47,831	142,416	139,114

	Mboe/d	577	488	520	520	510

[15]	Overriding royalty interests held in the GoM for several producing wells.

9	Third quarter report for period ended 30 September 2024

Product sales

		Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Gas	MMscf/d	2,154	2,103	2,341	2,075	2,292
Liquids	Mbbl/d	228	159	169	182	155

Total	Mboe/d	606	528	579	546	557

		Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
AUSTRALIA
LNG
North West Shelf	Mboe	7,353	7,081	7,639	22,442	27,206
Pluto	Mboe	12,014	12,749	12,622	35,276	33,524
Wheatstone[16]	Mboe	3,048	2,264	2,541	7,901	7,203

Total	Mboe	22,415	22,094	22,802	65,619	67,933

Pipeline gas
Bass Strait	Mboe	4,163	3,508	4,506	10,241	11,701
Other[17]	Mboe	3,816	3,435	3,243	10,145	9,222

Total	Mboe	7,979	6,943	7,749	20,386	20,923

Crude oil and condensate
North West Shelf[18]	Mbbl	1,253	1,904	1,471	4,371	4,155
Pluto	Mbbl	858	1,283	1,228	2,781	2,456
Wheatstone	Mbbl	360	666	689	1,355	1,348
Bass Strait	Mbbl	662	271	1,407	1,530	2,524
Ngujima-Yin	Mbbl	1,082	1,018	708	3,099	1,849
Okha	Mbbl	618	572	1,297	1,808	1,950
Macedon & Pyrenees	Mbbl	498	—	1	994	1,551

Total	Mboe	5,331	5,714	6,801	15,938	15,833

NGL
North West Shelf	Mbbl	249	266	263	770	688
Pluto	Mbbl	52	49	32	156	287
Bass Strait	Mbbl	1,142	361	959	2,288	2,971

Total	Mboe	1,443	676	1,254	3,214	3,946

Total Australia	Mboe	37,168	35,427	38,606	105,157	108,635

	Mboe/d	404	389	420	384	398

[16]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.29 MMboe in Q3 2024, 0.19 MMboe in Q2 2024 and 0.16 MMboe in Q3 2023.
[17]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[18]	Includes reclassification of purchased condensate volumes from NWS JV Participants to Marketing liquids of 0.16 MMboe in Q3 2023 and 0.26 MMboe in Q2 2023.

10	Third quarter report for period ended 30 September 2024

		Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	286	336	321	908	1,005
Trinidad & Tobago	Mboe	2,004	1,606	2,574	6,067	7,569
Other[19]	Mboe	2	5	7	13	20

Total	Mboe	2,292	1,947	2,902	6,988	8,594

Crude oil and condensate
Atlantis	Mbbl	2,436	2,013	2,442	6,875	7,820
Mad Dog	Mbbl	2,489	3,043	2,041	8,158	4,610
Shenzi	Mbbl	2,032	2,430	2,123	6,814	7,448
Trinidad & Tobago	Mbbl	221	19	242	292	903
Sangomar	Mbbl	6,070	—	—	6,070	—
Other[19]	Mbbl	45	59	61	164	189

Total	Mboe	13,293	7,564	6,909	28,373	20,970

NGL
Gulf of Mexico	Mbbl	388	454	379	1,255	1,084
Other[19]	Mbbl	1	3	4	7	11

Total	Mboe	389	457	383	1,262	1,095

Total International	Mboe	15,974	9,968	10,194	36,623	30,659

	Mboe/d	174	110	111	134	112

MARKETING[20]
LNG	Mboe	2,077	2,593	4,329	6,756	12,344
Liquids[21]	Mboe	555	37	169	1,163	429

Total	Mboe	2,632	2,630	4,498	7,919	12,773

Total Marketing	Mboe	2,632	2,630	4,498	7,919	12,773

Total sales	Mboe	55,774	48,025	53,298	149,699	152,067

	Mboe/d	606	528	579	546	557

[19]	Overriding royalty interests held in the GoM for several producing wells.
[20]	Purchased volumes sourced from third parties.
[21]	Includes reclassification of purchased condensate volumes from NWS JV Participants of 0.16 MMboe in Q3 2023 and 0.26 MMboe in Q2 2023.

11	Third quarter report for period ended 30 September 2024

Revenue

	Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
AUSTRALIA
North West Shelf	520	524	575	1,636	2,512
Pluto	920	891	923	2,556	2,778
Wheatstone[22]	237	202	246	662	774
Bass Strait	344	247	379	814	918
Macedon	48	48	41	147	145
Ngujima-Yin	94	91	64	277	164
Okha	51	46	103	147	159
Pyrenees	44	—	—	88	139

INTERNATIONAL
Atlantis	194	168	209	558	611
Mad Dog	192	249	170	645	354
Shenzi	160	205	178	555	577
Trinidad & Tobago[23]	63	38	17	162	265
Sangomar	464	—	—	464	—
Other[24]	3	5	5	13	14

Marketing revenue[25]	285	265	298	777	1,121

Total sales revenue[26]	3,619	2,979	3,208	9,501	10,531
Processing revenue	54	52	50	167	135
Shipping and other revenue	6	2	1	13	7

Total revenue	3,679	3,033	3,259	9,681	10,673

[22]

Q3 2024 includes -$28 million, Q2 2024 includes -$10 million and Q3 2023 includes $11 million recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[23]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[24]	Overriding royalty interests held in the GoM for several producing wells.
[25]

Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

[26]	Total sales revenue excludes all hedging impacts.

12	Third quarter report for period ended 30 September 2024

Realised prices

	Units	Q3 2024	Q2 2024	Q3 2023	Units	Q3 2024	Q2 2024	Q3 2023
LNG produced[27]	$/MMBtu	10.8	9.6	10.3	$/boe	68	60	65
LNG traded[28]	$/MMBtu	11.2	9.1	8.2	$/boe	71	58	52
Pipeline gas					$/boe	38	38	28
Oil and condensate	$/bbl	78	83	82	$/boe	78	83	82
NGL	$/bbl	48	44	45	$/boe	48	44	45
Liquids traded[28]	$/bbl	60	79	72	$/boe	60	79	72

Average realised price for pipeline gas:
Western Australia					A$/GJ	6.5	6.5	6.1
East coast Australia					A$/GJ	14.2	14.3	12.3
International					$/Mcf	4.3	3.9	3.8

Average realised price					$/boe	65	62	60

Dated Brent					$/bbl	80	85	87
JCC (lagged three months)					$/bbl	88	84	84
WTI					$/bbl	75	81	82
JKM					$/MMBtu	12.4	9.6	10.9
TTF					$/MMBtu	11.2	9.2	10.3

Average realised price increased 5% from the prior quarter reflecting higher JKM, JCC and TTF.

[27]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[28]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

13	Third quarter report for period ended 30 September 2024

Capital expenditure (US$ million)

	Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Exploration and evaluation capitalised[29],[30]	6	38	3	82	132
Property plant and equipment	1,076	1,135	1,313	3,301	3,821
Other[31]	51	60	44	162	182

Sub Total (excluding acquisitions)	1,133	1,233	1,360	3,545	4,135

Acquisitions	1,900	—	—	1,900	—

Total	3,033	1,233	1,360	5,445	4,135

	Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Sangomar	73	206	257	489	808
Scarborough	438	563	613	1,575	1,817
Trion	225	137	111	459	119
Beaumont Clean Ammonia Project	1,900	—	—	1,900	—
Other	397	327	379	1,022	1,391

Total	3,033	1,233	1,360	5,445	4,135

Other expenditure (US$ million)

	Q3 2024	Q2 2024	Q3 2023	YTD 2024	YTD 2023
Exploration and evaluation expensed[32]	90	46	123	190	256
Permit amortisation	2	3	3	8	7

Total	92	49	126	198	263

Trading costs	132	128	265	405	887

[29]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[30]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

[31]	Other primarily incorporates corporate spend including SAP build costs, carbon costs and other investments.
[32]	Includes seismic and general permit activities and other exploration costs.

14	Third quarter report for period ended 30 September 2024

Exploration or appraisal wells drilled

Region	Permit Area	Well	Target	Interest (%)	Spud Date	Water depth (m)	Actual well depth (m)[33]	Remarks
Congo	Marine XX	Niamou Marine 1	Oil	22.5% Non-Operator	24 May 2024	2,094	6,928	Drilling complete

Permits and licences

Key changes to permit and licence holdings during the quarter ended 30 September 2024 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Australia	WA-554-P	100%	100%	Licence entry
Gulf of Mexico	GB 729, GB 772, GB 773	(40%)	0	Licence expiry
Egypt – Nile Delta[34]	Tiba Block	40%	40%	Licence entry

[33]	Well depths are referenced to the rig rotary table.
[34]	Subsequent to the period

15	Third quarter report for period ended 30 September 2024

Production rates

Average daily production rates (100% project) for the quarter ended 30 September 2024:

	Woodside share[35]	Production rate (100% project, Mboe/d)		Remarks
		Sept 2024	June 2024
AUSTRALIA
NWS Project
LNG	29.58%	259	256
Crude oil and condensate	29.71%	46	46
NGL	29.71%	10	10

Pluto LNG
LNG	90.00%	122	116	Production was higher following completion of planned maintenance activities in Q2.
Crude oil and condensate	90.00%	10	10

Pluto-KGP Interconnector
LNG	100.00%	21	24
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[36]
LNG	12.02%	232	212	Production was higher due to improved reliability.
Crude oil and condensate	14.68%	33	30

Bass Strait
Pipeline gas	43.83%	102	86	Production was higher due to increased seasonal domestic gas demand.
Crude oil and condensate	46.73%	16	12
NGL	47.40%	26	23

Australia Oil
Ngujima-Yin	60.00%	22	18	Production at Ngujima-Yin and Okha was higher due to improved reliability and production optimisation.
Okha	50.00%	13	11
Pyrenees	63.48%	11	2	Production at Pyrenees was higher following completion of planned turnaround in Q2.

Other
Pipeline gas[37]		44	42

[35]	Woodside share reflects the net realised interest for the period.
[36]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[37]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

16	Third quarter report for period ended 30 September 2024

	Woodside share[38]	Production rate (100% project, Mboe/d)		Remarks
		Sept 2024	June 2024
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	66	58	Production was higher following completion of planned turnaround activities in Q2, partially offset by weather.
NGL	38.50%	5	4
Pipeline Gas	38.50%	7	5

Mad Dog
Crude oil and condensate	20.86%	123	155	Production was lower due to planned interventions and weather.
NGL	20.86%	7	5
Pipeline Gas	20.86%	2	3

Shenzi
Crude oil and condensate	65.02%	34	39	Production was lower due to planned well intervention, unplanned downtime, and weather.
NGL	64.69%	3	2
Pipeline Gas	63.93%	1	1

Trinidad & Tobago
Crude oil and condensate	57.49%[39]	3	2	Production was higher following completion of planned maintenance activities in Q2.
Pipeline gas	50.31%[39]	49	39

Sangomar
Crude Oil	78.74%[39]	81	8	Production was higher due to continued ramp-up and commissioning of the field.

[38]	Woodside share reflects the net realised interest for the period.
[39]	Operations governed by production sharing contracts, Woodside share may change monthly.

17	Third quarter report for period ended 30 September 2024

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding long-term demand for Woodside’s products, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure, and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and new energy investment targets and other climate and sustainability goals.

All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions.

Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets, and risks associated with acquisitions, mergers and joint ventures, including difficulties integrating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report.

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

18	Third quarter report for period ended 30 September 2024

Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

Other important information

All figures are Woodside share for the quarter ending 30 September 2024, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Units of measure and conversion factors

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids	1 bbl	1 boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

Term	Definition
bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
GJ	gigajoule
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf/d	million standard cubic feet of gas per day
PJ	petajoules
scf	standard cubic feet of gas
TJ	terajoule

19	Third quarter report for period ended 30 September 2024